

August 26, 2022

Liyuan Woo
Chief Financial Officer
The Beauty Health Company
2165 Spring Street
Long Beach, CA 90806

  Re: The Beauty Health Company
    Registration Statement on Form S-3
    Filed August 24, 2022
    File No. 333-267051

Dear Ms. Woo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Brent T. Epstein, Esq.